Exhibit 99.2

INTEC PHARMA LTD.

Hartom 12 St., Jerusalem 9777512
Tel: +972-2-5864657
Fax: +972-77-4701797

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF INTEC PHARMA LTD.

The undersigned, a shareholder of Intec Pharma Ltd. (the “Company”), an Israeli corporation, hereby appoints Nir Sassi and Oren Mohar, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the special general meeting of shareholders of the Company to be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, Round Building, Tel Aviv 6701101, Israel on Thursday, April 21, 2016, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, no par value, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the special general meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a “FOR” vote, other than Proposals No. 1 and No. 2.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the special general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Proposal No. 1	Re-election of each of Messrs. Gil Bianco and Issac Silberman as an external director for a period of three years

VOTE FOR EACH DIRECTOR SEPARATELY

	FOR	AGAINST	ABSTAIN
I. Gil Bianco	☐	☐	☐
	Yes	No

Are you a controlling shareholder in the Company, or have a personal interest in the election of Mr. Bianco (other than a personal interest unrelated to relationships with a controlling shareholder of the Company? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item No. 1.I).

	☐	☐
	FOR	AGAINST	ABSTAIN
II. Issac Silberman	☐	☐	☐
	Yes	No

Are you a controlling shareholder in the Company, or have a personal interest in the election of Mr. Silberman (other than a personal interest unrelated to relationships with a controlling shareholder of the Company? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item No. 1.II).

	☐	☐

Proposal No. 2	Approve of the grant of options to the external directors

FOR	AGAINST	ABSTAIN
☐	☐	☐
Yes	No

Are you a controlling shareholder in the Company, or have a personal interest in the grant of options to the external directors (Please note: If you do not mark either Yes or No, your shares will not be voted for Item No. 2).

☐	☐

Proposal No. 3	To approve the grant of options to directors of the Company (other than external directors, the Chairman of the Company's board of directors and any director that serves as an officer)

FOR	AGAINST	ABSTAIN
☐	☐	☐

☐	I/we plan to attend the special general meeting.

A “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including, for the purpose of Proposal 2, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Shareholders entitled to notice of and to vote at the special general meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on March 21, 2016, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the special general meeting or any adjournments thereof.

Signature _________________	Date __________, 2016

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company’s register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY’S PROXY STATEMENT.